UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated August 5, 2024, announcing the completion of the acquisition of shares of Dijital Eğitim Teknolojileri A.Ş.

Istanbul, August 5, 2024

Announcement Regarding the Completion of the Acquisition of Shares of Dijital Eğitim Teknolojileri A.Ş.

As per our announcement dated July 29, 2024, the registration regarding the acquisition of shares of Dijital Eğitim Teknolojileri A.Ş. (“Dijital Eğitim”) was announced on August 2, 2024.

Board Decision Date for Acquisition	:	05.04.2024

Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	Yes

Title of Non-current Financial Asset Acquired	:	Dijital Eğitim Teknolojileri A.Ş. (“Dijital Eğitim”)

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Offering education and communication solutions compatible with new generation technologies including internet and computers

Capital of Noncurrent Financial Asset	:	TRY 20,100,000

Acquirement Way	:	Acquisition

Date on which the Transaction was/will be Completed	:	02.08.2024

Acquisition Conditions	:	Cash

Detailed Conditions if it is a Timed Payment	:	-

Nominal Value of Shares Acquired	:	TRY 9,849,000

Purchase Price Per Share	:	TRY 4.63

Total Purchasing Value	:	TRY 45,600,000

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	49.0%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	100%

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	100%

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	0.016%

Ratio of Transaction Value to Sales in the Latest Annual Financial Statements of the Company (%)	:	0.043%

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	Şahinkaya Özel Eğitim Kurumları A.Ş.

Is Counter Party a Related Party According to CMB Regulations?	:	No

Relation with Counter Party if any	:	The other shareholder of Dijital Eğitim Teknolojileri A.Ş.

Agreement Signing Date if Exists?	:	-

Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	Not prepared.

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.

Date and Number of Valuation Report	:	-

Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 5, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 5, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer